UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2017

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2017

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice regarding Status and Completion of Repurchase and Cancellation of Own Shares

(Repurchase of own shares pursuant to the provision of Article 156, Paragraph 1 of the Company Law,

in accordance with the provision of Article 459, Paragraph 1, Item 1 of the Company Law

and its Articles of Incorporation,

and cancellation of a part of own shares pursuant to the provision of Article 178 of the Company Law)

Tokyo, June 22, 2017 — Mitsubishi UFJ Financial Group, Inc. (MUFG) hereby announces the status of repurchase of own shares pursuant to the provision of Article 156, Paragraph 1 of the Company Law of Japan, in accordance with the provision of Article 459, Paragraph 1, Item 1 of the Company Law and Article 44 of the Articles of Incorporation of MUFG, as set forth below. The repurchase of own shares pursuant to the resolution of the meeting of the Board of Directors held on May 15, 2017 has completed as a result of the following repurchase.

All of the repurchased own shares will be cancelled pursuant to the provision of Article 178 of the Company Law.

1.	Status of Repurchase of Own Shares

	(1)	Type of shares that were repurchased:	Ordinary shares of MUFG

	(2)	Aggregate number of shares that were repurchased:	67,674,200 shares

	(3)	Aggregate amount of repurchase price:	JPY 48,740,052,428

	(4)	Repurchase period:	From June 1, 2017 to June 21, 2017 (on a contract basis)

	(5)	Repurchase method:	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

2.	Cancellation of Own Shares

	(1)	Type of shares to be cancelled:	Ordinary shares of MUFG

	(2)	Number of shares to be cancelled:	141,158,900 shares

	(3)	Scheduled cancellation date:	July 20, 2017

(Reference)

1.	Contents of the resolution with respect to repurchase of own shares adopted by the meeting of the Board of Directors held on May 15, 2017

	(1)	Type of shares to be repurchased:	Ordinary shares of MUFG

	(2)	Aggregate number of shares to be repurchased:	Up to 200,000,000 shares (Equivalent to 1.49% of the total number of issued shares (excluding own shares))

	(3)	Aggregate amount of repurchase price:	Up to JPY 100,000,000,000

	(4)	Repurchase period:	From May 16, 2017 to June 30, 2017

	(5)	Repurchase method:	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

2.	Cumulative aggregate number of, and aggregate amount of repurchase price, of shares that were repurchased pursuant to the above resolution of the meeting of the Board of Directors

	(1)	Aggregate number of shares that were repurchased:	141,158,900 shares

	(2)	Aggregate amount of repurchase price:	JPY 99,999,941,022

3.	Contents of the resolution with respect to cancellation of own shares adopted by the meeting of the Board of Directors held on May 15, 2017

	(1)	Type of shares to be cancelled:	Ordinary shares of MUFG

	(2)	Number of shares to be cancelled:	All of the shares to be repurchased as stated 1 above

	(3)	Scheduled cancellation date:	July 20, 2017

4.	Own shares held by MUFG as of May 31, 2017:

	(1)	Total number of issued shares (excluding own shares)	13,388,826,820 shares

	(2)	Number of own shares	780,027,000 shares

*                *                 *

Contact:

Mitsubishi UFJ Financial Group    Corporate Communications Division    Media Relations Office

81-3-3240-7651

This notice is published in order to publicly announce MUFG’s repurchase and cancellation of its own shares and has not been prepared for the purpose of soliciting investment or any similar act inside or outside of Japan.

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